CYIOS Corporation
“C Your Integrated Office System”

United States
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

Mr. William H. Thompson, Branch Chief

Re:	CYIOS Corporation
Form 10-KSB for Fiscal Year Ended December 31, 2007, Filed March 31, 2008
Form 10-QSB for Fiscal Year Ended March 31, 2008, Filed May 14, 2008
File No. 0-27243

Dear Mr. Thompson:

We are writing in response to your comment letter dated August 7, 2008 and we are requesting an extension of time to respond to your comments.  We spoke with Sondra Synder on Thursday, August 14, 2008 to make this request and she asked us to write this letter to inform you of our request.

We have just finished with our filing of the 10-Q for the second quarter ended June 30, 2008 and we are now working through the comment letter and we need additional time.  We will respond to all the comments and file an amended 10-KSB and 10-Q no later than September 3, 2008.

Should you have any questions, please call us.

Sincerely,

Timothy Carnahan
CEO and President

The Ronald Reagan Building, 1300 Pennsylvania Ave., N.W., Suite 700, Washington DC 20004
Phone 202 204-3006 Fax 202 315-3458
411@CYIOS.com